

Mail Stop 3561

July 28, 2016

William P. Matt
Chief Financial Officer
Popeyes Louisiana Kitchen, Inc.
400 Perimeter Center Terrace
Suite 1000
Atlanta, GA 30346

> **Re: Popeyes Louisiana Kitchen, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2015**
> **Filed February 23, 2016**
> **File No. 000-32369**

Dear Mr. Matt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2015

Management's Discussion and Analysis
Management's Use of Non-GAAP Financial Measures
Free Cash Flow: Calculation and Definition, page 29

1. Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures). Refer to 102.07 of staff's Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. Additionally, you state your belief that this measure is important to investors to be able to evaluate the company and that it is an important indicator of its operational strength and the performance of its business. However, you did not provide substantive explanation behind your statement pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your disclosure accordingly.

Also, please conform, as appropriate, disclosure contained in future earnings releases furnished in Form 8-K for the revisions noted above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure